SECURITIE  N

06008022

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 36044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/05_ AND ENDING _12/31/05_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *AHT Financial Group, Ltd.*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

432 North Hough Street
(No. and Street)

RECEIVED
MAR 0 6 2006
WASH, D.C. 152

Barrington   _IL_   _60010_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne E. McNelly
(Name – *if individual, state last, first, middle name*)

1679 Winnetka Road   _Glenview_   _IL_   _60025_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _George G. Hemsley_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _AHT Financial Group, Ltd._ , as of _12/31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
"OFFICIAL SEAL"
Nijole M. Valaitis
Notary Public, State of Illinois
My Commission Exp. 07/29/2009
```

George G. Hemsley
Signature

Principal
Title

Nijole M. Valaitis
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AHT FINANCIAL GROUP, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

AHT FINANCIAL GROUP, LTD.
DECEMBER 31, 2005

CONTENTS

Anne E. McNelly Associated, LLC

CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025
—
TELEPHONE (847) 729-4521
FAX (847) 729-4575

Independent Auditor's Report

Board of Directors
AHT Financial Group, Ltd:

We have audited the accompanying statement of financial condition of AHT Financial Group, Ltd., as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AHT Financial Group, Ltd., as of December 31, 2005, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anne E McNelly Associated

Glenview, Illinois
February 15, 2006

Anne E. McNelly Associated, LLC
Certified Public Accountants

MEMBER ILLINOIS CPA SOCIETY
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

AHT FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$ 6,847.05
Commissions receivable	10,451.90
Receivable/Shareholder	680.00
Marketable securities (Note 3)	11,830.27
Furniture and equipment at cost, less accumulated depreciation of $10,113.00	0.00
Total Assets	$29,809.22

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$8,236.10
	$8,236.10
Stockholders' equity (Note 7)	$4,500.00
Paid-in-capital	1,900.00
Retained earnings	15,173.12
Total stockholders' equity	$21,573.12
Total Liabilities and Stockholders' Equity	$29,809.22

The accompanying notes are an integral part of
these financial statements.

AHT FINANCIAL GROUP, LTD.
STATEMENT OF INCOME
For the Year Ended December 31, 2005

Revenues
    Commissions $89,899.08
    Interest and dividends   330.16
    Other   500.00
                                            90,729.24
Expenses
    Commissions   70,685.46
    Officer's compensation   3,600.00
    Employee compensation   6,000.00
    Professional fees   3,697.50
    Regulatory fees   3,412.00
    Payroll taxes   926.40
    Franchise tax   100.00
    Other operating expense   1,336.88
                                            89,758.24

Net income $ 971.00

The accompanying notes are an integral part of
these financial statements.

AHT FINANCIAL GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances January 1, 2005	$4,500.00	$1,900.00	$14,202.12
Net income			971.00
Balances December 31, 2005	$4,500.00	$1,900.00	$15,173.12

The accompanying notes are an integral part of
these financial statements.

AHT FINANCIAL GROUP, LTD.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVIITIES:
    Net income $ 971.00
    Adjustment to reconcile net income to
      cash provided by operating activities:

    Change in assets and liabilities:
      Decrease in commissions receivable   190.14
      Decrease in accounts payable   (128.51)
          Total adjustments   61.63
Net cash provided by operating activities   1032.63

CASH FLOWS FROM INVESTING ACTIVITIES:
    Investment in marketable securities   330.16
    Net cash used by investing activities   (330.16)

Net increase in cash   702.47
Cash at beginning of year   6,144.58
Cash at end of year $6,847.05

Interest paid during the year $ 0

Taxes paid during the year $ 0

The accompanying notes are an integral part of
these financial statements.

AHT FINANCIAL GROUP, LTD.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

1. The Company
AHT Financial Group, Ltd. is a brokerage firm that generates commission income by introducing accounts of customers to another broker or dealer on a fully disclosed basis and does not receive, directly or indirectly, securities or funds from or for customers.

2. Significant Accounting Policies
Commission income and related commission expense are recorded on a trade date basis. Depreciation is provided under the modified accelerated cost system, and is approximately the same as if computed straight line over the life of the asset.

3. Marketable Securities
Marketable securities consist of a Scudder Money Market Portfolio which maintains its net asset value at $1.00 per share. Its portfolio of investments is valued on the amortized cost method in accordance with a rule of the Securities and Exchange Commission. The portfolio's maturity is maintained at 90 days or less.

4. Income Taxes
The Company has elected by consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions of Subchapter S the Company does not pay federal income tax on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. In the state of Illinois, Subchapter S corporations are taxed at a rate of 1.5%.

5. Related Party Transactions
The Company occupies space owned by George Hemsley, a director and officer of the Company. The Company did not pay rent in year 2005 and year 2004.

6. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

7. Capital Stock
The authorized issued and outstanding shares of capital stock at December 31, 2005 were: Common Stock, par value $1.00, 20,000 shares authorized; 4,500 issued and outstanding.

8. Net Capital Requirements

AHT Financial Group, Ltd. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15C-3), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, AHT Financial Group, Ltd. had net capital of $21,218.00 which was $16,218.00 in excess of its required net capital of $5,000.00. The company's ratio of aggregate indebtedness to net capital was 1 to 2.58.

9. Subordinated Liabilities

There are no liabilities subordinated to the claims of general creditors.

Anne E. McNelly Associated, LLC

CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025
___

TELEPHONE (847) 729-4521
FAX (847) 729-4575

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission As of December 31, 2005

Board of Directors
AHT Financial Group, Ltd.

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

AHT Financial Group, Ltd. is exempt from the provisions of rule 15c3-3 and is in compliance with the conditions of the exemption.

Anne E McNelly Associated

Anne E. McNelly Associated, LLC
Certified Public Accountants

Glenview, Illinois
February 15, 2006

AHT FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

NET CAPITAL
 Total Stockholder's equity $21,574.12
 Deductions and/or charges:
 Net capital before haircuts on securities positions $21,574.12
   Haircuts on securities (computed where applicable,
    pursuant to rule 15c3-1(f)
      Investment Securities   237.00
      Undue Concentration   118.50   355.50
Net capital $21,218.62

AGGREGATE INDEBTEDNESS
 Item included in statement of financial condition
   Accounts payable and accrued expenses $ 8,236.10
     Total aggregate indebtedness $ 8,236.10

COMPUTATION OF NET CAPITAL REQUIREMENT
 Minimum net capital required
  Total aggregate indebtedness   8,236.10
               ÷   15
                 549.07

  Minimum net dollar capital requirement 5,000.00

  NET CAPITAL REQUIREMENT   5,000.00

EXCESS NET CAPITAL $16,218.62

RATIO: Aggregate indebtedness to net capital 1 to 2.58

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in
 Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in company's Part II
 unaudited Focus Report $22,103.00
 Differences due to net effect of accrued
  commissions receivable and accrued commissions
  payable   (1,447.00)
 Nonallowable assets reclassified as allowable 680.00
 Differences in computation of haircuts   (118.00)
Net capital per above $21,218.00

The accompanying notes are an integral part of
these financial statements.

Anne E. McNelly Associated, LLC

CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025
———
TELEPHONE (847) 729-4521
FAX (847) 729-4575

Board of Directors
AHT Financial Group, Ltd:

In planning and performing our audit of the financial statements of AHT Financial Group, Ltd. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by AHT Financial Group, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under the rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); we did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
AHT Financial Group, Ltd.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissioner's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anne E McNelly Associated

Anne E. McNelly Associated, LLC
Certified Public Accountants
Glenview, Illinois
February 15, 2006

Anne E. McNelly Associated, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1679 WINNETKA ROAD

GLENVIEW, ILLINOIS 60025

TELEPHONE (847) 729-4521

FAX (847) 729-4575

Board of Directors

AHT Financial Group, Ltd.

Under the provisions of Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, the AHT Financial Group, Ltd., qualifies for exclusion from membership in the Securities Investors Protection Corporation. The company has filed Form SIPC-3 claiming the exemption. As of December 31, 2005, the company is in compliance with the conditions of the exclusion, and during the course of my audit nothing came to my attention that would cause me to believe that at any time the company had not been in compliance with those conditions. Because the procedures performed do not constitute an audit of Form SIPC-3, I do not express an opinion on the form.

Anne E McNelly Associated

Anne E. McNelly Associated, LLC

Certified Public Accountants

Glenview, Illinois

February 15, 2006